UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 5, 2018

Commission File Number: 1-15200

Equinor ASA

(Translation of registrant’s name into English)

FORUSBEEN 50,

N-4035 STAVANGER, NORWAY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒ Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

THIS REPORT ON FORM 6-K IS BEING FILED FOR THE PURPOSES OF INCORPORATION BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NO. 333-221130) AND FORM S 8 (FILE NO. 333-168426). THIS REPORT SHALL BE DEEMED FILED AND INCORPORATED BY REFERENCE IN SUCH REGISTRATION STATEMENTS AND SHALL BE DEEMED TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains (1) a statement of capitalization and indebtedness as at June 30, 2018; (2) information on changes to Equinor ASA’s (“Equinor”) Corporate Executive Committee and corporate structure; (3) information on Equinor’s change of name from Statoil ASA to Equinor ASA; and (4) information on changes to Equinor’s board of directors.

Capitalization and Indebtedness

The following table sets forth our current and long-term finance debt and total capitalization as at June 30, 2018.

As at June 30, 2018
USD
(in millions)
Current finance debt	2,611
Non-current finance debt(1)	23,852
Unsecured	23,852
Secured	0
Non-controlling interests:	25
Shareholders’ equity:	41,019
Share capital	1,185
Additional paid-in capital	8,256
Retained earnings	35,355
Currency translation adjustments	(3,777)
Available for sale financial assets	0
Total shareholders’ equity	41,044
Total finance debt and shareholders’ equity	67,507

(1)	$23,452 million of the $23,852 million Non-current finance debt is guaranteed by Equinor Energy AS, and $400 million is unguaranteed.

Changes to Corporate Executive Committee and Corporate Structure

On April 27, 2018, Equinor announced changes in its Corporate Executive Committee and adjustments in its corporate structure. The changes take effect between May 1, 2018 and October 15, 2018. The changes are as follows:

Executive Vice President, Development & Production International (“DPI”) Lars Christian Bacher will take over the position as Chief Financial Officer, succeeding Hans Jakob Hegge, who will take the position of US country manager heading up Equinor’s global onshore unconventional activities.

Executive Vice President, Development & Production USA (“DPUSA”) Torgrim Reitan will head up a restructured DPI, that will include current operations organized in DPUSA.

The Brazil operations will be taken out of the DPI portfolio and organized as a separate business area Development & Production Brazil (“DPB”) within the reporting segment DPI. Executive Vice President Technology, Project & Drilling (“TPD”) Margareth Øvrum will be the Executive Vice President for the new business area.

Executive Vice President, New Energy Solution (“NES”) Irene Rummelhoff will take over as Executive Vice President, Marketing, Midstream & Processing (“MMP”), succeeding Jens Økland, who will take the role as Senior Vice President for Business Development in NES.

Senior Vice President Anders Opedal will move from current position as country manager Brazil to succeed Margareth Øvrum as Executive Vice President TPD and becomes a new member of the Corporate Executive Committee.

Senior Vice President Pål Eitrheim, currently responsible for procurement as part of TPD, will join the Corporate Executive Committee as Executive Vice President NES, taking over from Irene Rummelhoff.

Senior Vice President Al Cook moved from his position as head of operations technology and partner operated licenses in DPI, and became Executive Vice President Global Strategy & Business Development in the Corporate Executive Committee, succeeding John Knight. As previously announced, Mr. Knight has decided not to prolong his contract with Equinor beyond the end of 2018. He stepped down from the Corporate Executive Committee on May 1, 2018.

Name Change

On May 16, 2018, Equinor announced its change of name from Statoil ASA to Equinor ASA was effective.

Changes to the Board of Directors

On June 5, 2018, Equinor announced Anne Drinkwater and Jonathan Lewis were elected as new members to Equinor’s board of directors at a meeting of Equinor’s corporate assembly, with effect from July 1, 2018. Ms. Drinkwater is also a member of the board of directors’ audit committee and safety, sustainability and ethics committee, and Mr. Lewis is a member of the board of directors’ compensation and executive development committee. On 30 June 2018, Maria Johanna (Marjan) Oudeman retired from Equinor’s board of directors.

EXHIBIT INDEX

Exhibit Number	Description

4.1	Supplemental Indenture No. 2, dated May 16, 2018, by and among Equinor ASA, Equinor Energy AS and Deutsche Bank Trust Company Americas, as trustee.

4.2	Form of Supplemental Indenture No. 3 to be entered into by and among Equinor ASA, Equinor Energy AS and Deutsche Bank Trust Company Americas, as trustee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equinor ASA
(Registrant)

Date: September 5, 2018	/s/ Lars Christian Bacher
Lars Christian Bacher
Chief Financial Officer